Six Month and One Day Stock Option Exchange Program
Managers' Script

Managers should not communicate anything to employees verbally or in writing other than the following points.

For more information, direct employees to the email from Bruce Chizen, the employee Frequently Asked Questions (FAQ) and Proxy Statement located at the URL listed below:

Managers' Script:

- o Because there are strict SEC (Securities and Exchange Commission) regulations on communication regarding proxy votes and tender offers, the company cannot provide additional written information to questions, including emails, unless filed with the SEC; therefore, we will not be able to communicate any additional information at this time.

- o If the Option Exchange Program is approved by our stockholders and we proceed with the Option Exchange Program, employees will receive additional written information sometime in mid-May 2003 specifying the precise terms and timing of the Option Exchange Program to assist them in their decision on whether or not to participate.

- o Refer to the email from Bruce Chizen, the employee FAQ and the proxy proposal at http://inside.adobe.com.